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                                                                   EXHIBIT 99.2



Joel Linzner (CSBN 077211)
Rita E. Tautkus (CSBN 162090)
CROSBY, HEAFEY, ROACH & MAY
Professional Corporation
1999 Harrison Street
P.O. Box 2084
Oakland, CA 94604-2084
Telephone: (510) 763-2000
Facsimile: (510) 273-8832

Attorneys for Plaintiff
THE COAST DISTRIBUTION SYSTEM, INC.,
a California corporation.



             SUPERIOR COURT OF CALIFORNIA - COUNTY OF SANTA CLARA


THE COAST DISTRIBUTION SYSTEM,          No. CV753561
INC., a California corporation,
                                        COMPLAINT FOR:
                Plaintiff,              1.  BREACH OF WRITTEN CONTRACTS
                                        2.  ACCOUNTING
        vs.                             3.  FRAUD
                                        4.  UNJUST ENRICHMENT
THE DOMETIC CORPORATION, an             5.  BREACH OF WRITTEN CONTRACT
Indiana corporation and WHITE           6.  MISAPPROPRIATION OF TRADE
CONSOLIDATED INDUSTRIES, INC.,              SECRETS
a Delaware corporation,

                Defendants.

--------------------------------------  ---------------------------------------


        Plaintiff, The Coast Distribution System, Inc. ("Coast") alleges as follows:

        1. Coast is a California corporation with its principal place of business in San Jose, California. Coast is in the business of distributing recreational vehicle ("RV") replacement parts and accessory products to RV dealers, supply stores and service centers throughout the United States and Canada.




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        2.  Defendant, The Dometic Corporation, is a former Indiana corporation with its principal place of business in Elkhart, Indiana. Upon information and belief, Coast alleges that on December 31, 1994, The Dometic Corporation was merged into its corporate parent, White Consolidated Industries, Inc., a Delaware corporation with its principal place of business in Cleveland, Ohio. White Consolidated Industries, Inc. continues to do business as The Dometic Corporation and the disappearing corporation and the surviving corporation will be referred to herein as "Dometic."

        3. Dometic is (and at all relevant times has been) in the business of manufacturing RV accessory products (awnings, air conditioners, microwave ovens and refrigerators) and replacement parts for those products. Until the present time, Dometic has brought its products to the market either by selling them through RV manufacturers or through RV parts and accessories distributors such as Coast.

        4. Venue is proper in this Court because the contracts at issue in this action were negotiated and executed in Santa Clara County and were to be performed, in part, in Santa Clara County. Moreover, the fraudulent conduct about which Coast complains occurred in Santa Clara County and it caused harm to Coast in Santa Clara County.


                            FIRST CAUSE OF ACTION
                            ---------------------
                        (BREACH OF WRITTEN CONTRACTS)

        5. Coast incorporates by reference the allegations of paragraphs 1-4, above.

        6. On August 8, 1990, Coast and Dometic entered into a written contract for the distribution of Dometic products by Coast. The contract was



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intended to memorialize the beginning of a "long term relationship" between
Coast and Dometic. The August 8, 1990 distributorship agreement was effective October 1, 1990, for a one year period, but it was renewed by the parties in 1991, 1992, 1993 and 1994, each time for a two year period. Copies of the 1991, 1992, 1993 and 1994 distributorship agreements are attached as Exhibits A, B, C and D, respectively.

        7. Coast has performed all conditions, covenants and promises required to be performed by Coast in accordance with the terms of the 1991, 1992, 1993 and 1994 distributorship agreements, except for those whose performance have been excused or prevented by Dometic.

        8. Beginning with the distributorship agreement effective October 1, 1991, each contract contained a covenant by Dometic in Paragraph 7 that "[i]f Dometic reduces its pricing to any of its five (5) major customers during the term of this contract the pricing to [Coast] will be reduced proportionally."

        9. Coast is informed and believes, and on that basis alleges, that on several occasions after October 1, 1991, includng occasions within four years of the filing date of this action, Dometic reduced the prices it charged for RV awnings, air conditioners, microwave ovens and refrigerators to some or all of its five major customers. In breach of Paragraph 7 of the 1991, 1992, 1993 and 1994 distributorship agreements, Dometic failed to reduce proportionally the prices it charged Coast for its awning, air conditioner, microwave oven and refrigerator products.


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        10.  As a direct result of Dometic's breaches of Paragraph 7 of the
1991, 1992, 1993 and 1994 distributorship agreements, Coast has been damaged in an amount presently unknown but, upon information and belief, estimated to be in excess of $10 million.


                            SECOND CAUSE OF ACTION
                            ----------------------
                                 (Accounting)

        11. Coast incorporates by reference the allegations of paragraphs 1-4 and 6-9, above.

        12. The precise amount of money owed to Coast by Dometic pursuant to Paragraph 7 of the 1991, 1992, 1993 and 1994 distributorship agreements cannot be ascertained without a complete accounting of Dometic's books and records to determine the identities of its five largest customers during the relevant periods and the price reduction(s) each received on awnings, air conditioners, microwave ovens or refrigerators.


                            THIRD CAUSE OF ACTION
                            ---------------------
                                   (Fraud)

        13. Coast incorporates by reference the allegations of paragraphs 1-4 and 6-9, above.

        14. Each time Dometic renewed the distributorship agreement with Coast, it promised in Paragraph 7 of the written contracts that Dometic would reduce Coast's prices proportionally if it reduced the prices it charged any of its five major customers. The proportional price reductions which Dometic promised to provide to Coast were a material term of the parties' bargain and provided a substantial inducement to Coast to enter the distributorship agreements.



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        15.  At the time Dometic entered the 1992, 1993 and 1994 distributorship agreements with Coast, Dometic knew that it was in breach of Paragraph 7 of the prior distributorship agreement and Dometic did not intend to perform the promises set forth in Paragraph 7 of each new contract. Dometic made the false promises about the price reductions it would grant Coast for the purpose of inducing Coast to renew its distributorship for a series of successive two year periods.

        16. In entering the 1992, 1993 and 1994 distributorship agreements with Dometic, Coast was unaware of the falsity of Dometic's Paragraph 7 promises and, in renewing the distributorship agreements for successive two year periods, Coast justifiably relied upon Dometic's promises that Coasts' prices would be reduced proportionally if Dometic reduced its prices to any of its five major customers.

        17. As a direct result of Dometic's fraudulent conduct, Coast has been damaged in an amount exceeding $10 million.

        18. Insofar as Dometic's fraudulent course of conduct has been willful and malicious, Coast is entitled to an award of exemplary damages.


                            FOURTH CAUSE OF ACTION
                            ----------------------
                             (Unjust Enrichment)

        19. Coast incorporates by reference the allegations of paragraphs 1-4, 6-9 and 14-16, above.

        20. As a result of the wrongful conduct alleged herein, Dometic has unjustly retained money which, in the form of lower prices, rebates or discounts,


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should have been paid to Coast. If would be inequitable to permit Dometic to be unjustly enriched at Coast's expense. Dometic should be compelled to pay to Coast all sums by which it has been unjustly enriched over the terms of the 1991, 1992, 1993 and 1994 distributorship agreements.


                            FIFTH CAUSE OF ACTION
                            ---------------------
                         (Breach of Written Contract)

        21. Coast incorporates by reference the allegations of paragraphs 1-4 and 6-7, above.

        22. Beginning with the distributorship agreement effective October 1, 1991, each contract contained a representation and a covenant by Dometic in Paragraph 9 that, "It is not Dometic's intent to increase its distribution base during the life of this contract and will not, unless unforseen circumstances arise."

        23. Notwithstanding the express covenant in Paragraph 9 of the 1994 distributorship agreement that Dometic would not increase its distribution base prior to the expiration of that contract on September 30, 1996, and the contract's implied covenant of good faith and fair dealing, Dometic informed Coast in August 1995 that it would bypass all of its distributors, including Coast, and sell its RV accessory products and replacement parts directly to RV dealers, supply stores and service centers beginning January 1, 1996. In October 1995, Dometic informed Coast's major customers of its plan to bypass Coast and sell direct and Dometic disparaged Coast's distributorship services. Dometic's announced plan to sell its products directly to Coast's customers beginning January 1, 1996 constitutes an anticipatory breach and repudiation of the 1994 distributorship agreement.



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        24.  As a direct result of Dometic's breach of Paragraph 9 of the 1994 distributorship agreement and the implied covenant of good faith and fair dealing, Coast will suffer lost sales of Dometic products and suffer losses in an amount presently unknown but in excess of the jurisdictional minimum of this Court.


                            SIXTH CAUSE OF ACTION
                            ---------------------
                     (Misappropriation Of Trade Secrets)

        25. Coast incorporates by reference the allegations of paragraphs 1-4 and 22-23, above.

        26. At the time it negotiated and executed the 1990 distributorship agreement, Dometic led Coast to believe that the parties would establish and maintain a long term relationship whereby Coast would become the primary warehouse distributor of Dometic's products in the United States. Pursuant to the parties' agreement, Coast stopped distributing competing brands of RV awnings, air conditioners, microwave ovens and refrigerators, concentrating on the distribution and marketing of Dometic products. During the life of that relationship, Dometic frequently referred to Coast as its "partner" and the parties developed a mutual trust and confidence in one another for the purpose of successfully promoting Dometic products.

        27. To better distribute Dometic products, Coast developed -- at its own expense -- an advanced computer system for taking orders, invoicing customers and tracking sales at the point of purchase. Coast's computerized system enabled it to develop a detailed customer list of 4,000 customers across the United States and Canada (including the name of the individual responsible for purchasing RV parts and accessories), their shippping addresses, their billing address, prices and rebates. Coasts' computer system also tracked each


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customer's purchases and sales, by item, so that Coast is able to rank the amount of business done with each customer in each of Coast's 13 regions.

        28. Coast's customer information has been maintained by Coast as confidential material and the organized data is not generally known or readily ascertainable by the public through lawful means. Coast's confidential customer information has actual and potential value to Coast's competitors who sell RV parts and accessories to RV dealers, supply stores and service centers and it constitutes a trade secret.

        29. In the context of the confidential and the mutually dependent distributor relationship between Coast and Dometic, Coast shared its confidential customer information, and access to its computer system, with Dometic. However, Coast never granted Dometic permission to use Coast's confidential customer information for any purpose unrelated to the parties' mutual performance of the written distributorship agreements.

        30. Upon information and belief, Coast alleges that Dometic has misappropriated Coast's confidential customer information by copying it and using it to solicit Coast's most profitable customers to purchase Dometic goods directly from Dometic. Dometic's plans to use Coast's confidential customer information to identify those Coast customers who rank in the top 20% (measured by volume) and, using the confidential information regarding Coast's prices, terms and rebates to the particular customer, solicit them with more favorable prices, terms and rebates.

        31. The misappropriation and misuse of Coast's confidential customer information by Dometic will provide Dometic with an unearned, competitive


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advantage and it will erode the deserved competitive advantage Coast should enjoy against Dometic as Dometic attempts to enter the distribution market.

        32. Coast has no adequate remedy at law for the injuries threatened as a result of Dometic's misappropriation of Coast's trade secrets. Unless the misappropriation of Coast's trade secrets is enjoined by the Court, Coast will suffer irreparable harm to its competitive position and its customer relationships.

        33. As a proximate result of the misappropriation of Coast's trade secrets, Coast has suffered damages in an amount presently unknown, but in excess of the jurisdictional minimum of this Court.

        34. Insofar as the misappropriation of Coast's trade secrets by Dometic was willful and malicious, Coast is entitled to an award of exemplary damages.


                              PRAYER FOR RELIEF
                              -----------------

        WHEREFORE, Coast prays for judgment against Dometic as follows:

        1.  For an award of Coast's compensatory and consequential damages;

        2. For a formal accounting of all gains, profits and advantages derived by Dometic from its wrongful conduct;

        3. For an award equal to the sum by which Dometic has been unjustly enriched;




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        4.  For an award of exemplary damages;

        5.  For an award of interest at the legal rate;

        6. For an award of Coast's reasonable attorneys' fees and costs of suit; and

        7.  For such other and further relief as the Court deems appropriate.

        DATED: October 31, 1995


                                        CROSBY, HEAFEY, ROACH & MAY
                                        Professional Corporation


                                        By  /s/ JOEL LINZNER
                                            ------------------------------------
                                            Joel Linzner
                                            Attorneys for Plaintiff
                                            THE COAST DISTRIBUTION SYSTEM, INC.,
                                            a California corporation



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